15045763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alyssa LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Seventh Avenue, 41st floor
(No. and Street)

New York (City) NY (State) 10106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Schumann 212-863-2336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Ave., Suite 303 (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marcel Giacometti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alyssa LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing Section
FEB 25 2015
Washington DC
403

Signature

President & CEO

Title

Notary Public

NATALIE KNAPP
NOTARY PUBLIC
STATE OF NEW YORK
NO. 01KN6247430
QUALIFIED IN QUEENS COUNTY
COMM. EXP. 08/29/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alyssa LLC
Financial Statements
December 31, 2014

Alyssa LLC
Index to Financial Statements
December 31, 2014

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions
Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Member
of Alyssa LLC

We have audited the accompanying financial statements of Alyssa LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alyssa LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

The supplemental information contained on pages 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 23, 2015

Alyssa LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	46,902
Investments at fair value (Cost $24,518)		27,776
Prepaid expenses		1,014
Total Assets	$	75,692
Liabilities and Member's Equity		
Accounts payable	$	10,750
Due to broker		1,472
Total Liabilities		12,222
Commitments and Contingencies (Note 6)		
Member's Equity		63,470
Total Liabilities and Member's Equity	$	75,692

See accompanying notes to financial statements.

Alyssa LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenues and Investment Income	
Management and investment advisory fees	$ 66,303
Unrealized loss on investments, net	(4,268)
Dividend and interest income	1,705
Total Revenues and Investment Income	63,740
Operating Expenses	
Commissions	20,041
Professional fees	23,459
Administrative	6,000
Dues and subscriptions	3,793
Other	312
Interest	183
Office	276
Total Operating Expenses	54,064
Net Income	$ 9,676

See accompanying notes to financial statements.

Alyssa LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Beginning Member's Equity, January 1, 2014	$	53,794
Net income		9,676
Ending Member's Equity, December 31, 2014	$	63,470

See accompanying notes to financial statements.

Alyssa LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating Activities	
Net income	$ 9,676
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments, net	4,268
Changes in operating assets and liabilities:	
Accounts receivable	30,000
Prepaid expenses	(404)
Accounts payable	147
Due to broker	(1,457)
Net Cash Provided by Operating Activities	42,230
Net Change in Cash for the Period	42,230
Cash, Beginning of Year	4,672
Cash, End of Year	$ 46,902

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Alyssa LLC (the "Company") is a Delaware limited liability company which was organized on July 6, 1999. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as a placement agent and offers other financial services in identifying and assisting investors with investing in alternative investment funds or any other investments managed by firms in the United States of America and/or other countries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2011 through 2014 tax years are open for examination by the U.S. federal, state or local tax authorities.

Revenue Recognition

The Company recognizes management and advisory fees as earned which is generally on a monthly basis.

The Company records gains and losses on sales of securities on the trade date. Dividend and interest income is recognized when earned.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Stocks

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

2. Related Party Transactions

On May 1, 2009 the Company entered into a one year, renewable, administrative and other services agreement (the "Agreement") with Auda U.S. LLC ("Auda"), a former member of Alyssa LLC and current employer of the Company's President.

The key terms of the Agreement are as follows:

- Auda will make available all office space, including reasonable use of conference rooms;
- Auda will supply all furniture, equipment, supplies and fixtures used by the Company in the office;
- Auda will furnish, without specific charge, telephone and other communication equipment in the office;
- Auda will furnish receptionist, clerical, filing and other administrative services in the office;
- Auda will provide computer systems access with its back-up system and emergency plans.

The Agreement automatically renews after one year unless either party terminates in writing 60 days before the annual renewal date. The fees for these services are based on the Company's usage and reviewed quarterly by Auda and the Company. The Company was charged $6,000 in fees for the above described services for the year ended December 31, 2014. $1,500 relating to the Agreement remained outstanding as of December 31, 2014 and is included in accounts payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by SEC Rule 15c3-1 was $58,290, which exceeded the minimum requirement of $5,000. At December 31, 2014, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.21 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company."

5. Fair Value of Financial Instruments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Trading Securities:				
Common Stock	$ 27,776	$ -	$ -	$ 27,776
Total investments at fair value	$ 27,776	$ -	$ -	$ 27,776

The Company's common stocks are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

6. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

Supplemental Information

Alyssa LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2014

Total Member's Equity Qualified for Net Capital	$ 63,470
Deductions and/or charges for non-allowable assets:	
Prepaid expenses	(1,014)
Haircuts on investments in securities	(4,166)
Net Capital	58,290
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 53,290
Excess net capital at 1,000 percent	$ 52,290

Alyssa LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2014

Aggregate Indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 10,750
Due to broker	1,472
Total Aggregate Indebtedness	$ 12,222
Ratio: Aggregate indebtedness to net capital	0.21 to 1.0

Alyssa LLC
Schedule III: Computation of Determination of Reserve Requirements and Information Relating to Possession of Control Requirements Pursuant to SEC rule 15c3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3 under k(2)(i) of the rule as it does not hold customer funds or securities.

Alyssa LLC
888 Seventh Avenue, 41st floor
New York, NY 10106

SEC Rule 15c3-3

February 23, 2015

Alyssa LLC, an SEC and FINRA registered broker/dealer, claimed exemption from 17 C.F.R. §240.15c3-3:SEC Rule 15c3-3 under paragraph (k)(2)(i), which states that the provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Alyssa LLC".

(i) To the best of my knowledge, throughout the most recent fiscal year ended December 31, 2014, Alyssa LLC has met the exemptive provision (k)(2)(i) of SEC Rule 15c3-3.

(ii) To the best of my knowledge and belief, throughout the most recent fiscal year ended December 31, 2014, the Company experienced no exceptions while complying with exemptive provision (k)(2)(i) of SEC Rule 15c3-3.

Marcel A. Giacometti
President & CEO

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA ◆ Frank A. Rowella, Jr., CPA ◆ Steven I. Risbridger, CPA ◆ Scott D. Crane, CPA ◆ Ben Maini, CPA ◆ Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Member
of Alyssa LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alyssa LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Alyssa LLC claimed an exemption from 17 C.F.R. §240.15c3-3: SEC Rule 15c3-3 under paragraph (k)(2)(i) (the "exemption provisions") and (2) Alyssa LLC stated that Alyssa LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Alyssa LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Alyssa LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 23, 2015

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*********760*******************ALL FOR AADC 100
052113 FINRA DEC
ALYSSA LLC
ATTN: LORI SCHUMANN
888 7TH AVE 41ST FL
NEW YORK NY 10106-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lori Schumann (212) 863-2336

2. A. General Assessment (item 2e from page 2)		$ 24.19
B. Less payment made with SIPC-6 filed (exclude interest)		( )
______ Date Paid		
C. Less prior overpayment applied		(128.75)
D. Assessment balance due or (overpayment)		(104.56)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (104.56)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(104.56)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alyssa LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CEO
(Title)

Dated the 23rd day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 63,740
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	53,881
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 183	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	183
Total deductions	54,064
2d. SIPC Net Operating Revenues	$ 9,676
2e. General Assessment @ .0025	$ 24.19

(to page 1, line 2.A.)